Exhibit 99.1

JULY 12, 2017

CENCOSUD S.A. ANNOUNCES PRICING OF
OFFERING OF SENIOR NOTES

FOR IMMEDIATE RELEASE

SANTIAGO, CHILE – Cencosud S.A. (BCS: Cencosud) (“Cencosud” or the “Company”) announced today the pricing of U.S.$1,000,000,000 aggregate principal amount of 4.375% senior notes due 2027 (the “Notes”). The Notes will be issued at a price of 99.647%. The Notes will mature on July 17, 2027 and will be guaranteed on a senior unsecured basis by Cencosud Retail S.A., a majority-owned subsidiary of the Company. Settlement of the Notes offering is expected to take place on or around July 17, 2017, subject to customary closing conditions.

The Company intends to use the net proceeds from the proposed offering (i) to pay the consideration for the cash tender offer launched on June 27, 2017 (the “Tender Offer”) for the purchase of up to U.S.$750,000,000 aggregate principal amount of its outstanding 5.500% Senior Notes due 2021 and 4.875% Senior Notes due 2023 (collectively, the “Old Notes”) and accrued and unpaid interest on the Old Notes, (ii) to pay fees and expenses incurred in connection with the Tender Offer, (iii) to pay fees and expenses in connection with the issuance of the Notes and (iv) to use the remainder, if any, for general corporate purposes, including the prepayment of existing indebtedness.

The Notes were offered and will be sold only to persons reasonably believed to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to certain non-U.S. persons located outside the United States in accordance with Regulation S under the Securities Act. The offer and sale of the Notes will not be registered under the Securities Act and the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities of the Company, nor shall there be any sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Statements contained in this news release that state the Company’s or management’s intentions, expectations or predictions of the future are forward-looking statements. Specifically, the Company cannot assure you that the proposed transactions described above will be consummated on the terms currently contemplated, if at all. Actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially is contained from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”) including but not limited to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016. The Company disclaims any intention or obligation to revise any forward-looking statements, including financial estimates, whether as a result of new information, future events or otherwise.

About Cencosud S.A.

Cencosud is a leading multi-brand retailer in South America, headquartered in Chile and with operations in Chile, Brazil, Argentina, Peru and Colombia. The Company operates in supermarkets, home improvement stores, shopping centers and department stores and maintains a financial services portfolio through wholly-owned subsidiaries in Peru and Argentina and joint ventures with third parties in Chile, Brazil and Colombia.

* * *

For further inquiries, please contact:

Marisol Fernández Investor Relations Officer Tel +562 2959 0545 mariasoledad.fernandez@cencosud.cl	Natalia Nacif Deputy IR Manager Tel +562 2959 0368 natalia.nacif@cencosud.cl